Exhibit 99.1

Caesarstone Reports Record Third Quarter 2015 Results

•	Revenue Up 11% to a Record $136.8 million; up 23.8% on a Constant Currency Basis
•	Net Income attributable to Controlling Interest of $19.8 million
•	Diluted EPS of $0.56; Adjusted diluted EPS of $0.69
•	Tightens Full Year Revenue and Adjusted EBITDA Guidance

MP MENASHE, Israel--(BUSINESS WIRE)—Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported record financial results for its third quarter ended September 30, 2015.

Revenue in the third quarter of 2015 increased to a record $136.8 million, up 11% compared to $123.3 million in the same quarter of the prior year. On a constant currency basis, third quarter revenue growth was 23.8% compared to the same period last year.  Growth in revenue was primarily driven by the United States, which increased by 22.2% to $61.7 million, and Canada, which increased by 16.9% to $19.8 million.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased with our results in the third quarter, which demonstrate the continuing strength of our brand and business around the world.  We are executing well, driving growth despite significant foreign currency headwinds.  We are also continuing to innovate, launch new products, expand our infrastructure, and enhance our competitive edge.  We continue to position Caesarstone as an industry-leader to support our long-term growth and profitability.”

Gross margin in the third quarter was 39.5% compared to 43.7% in the same period of the prior year.  The decrease was primarily driven by excess costs related to the early stage of production in the Company’s U.S. manufacturing facility and the impact of significant negative exchange rate fluctuations, which were partially offset by favorable product mix and lower raw material costs.

Operating expenses in the third quarter were $29.4 million, which included a non-cash expense of $4.7 million related to estimated exposure not covered by the Company's insurance applicable to silicosis claims. Excluding this non-cash expense, operating expenses would have been $24.7 million, or 18.0% of revenue. This compares to the prior year’s third quarter level of $22.7 million, or 18.4% of revenue.

Operating income in the third quarter was $24.7 million, 18.1% of revenue. Excluding the above- mentioned $4.7 million non-cash expense, operating income would have been $29.4 million, a margin of 21.5%, compared to $31.2 million in the third quarter of 2014, a margin of 25.3%.This decrease is the result of lower gross margin.

Adjusted EBITDA, which excludes the impact of share-based compensation expenses, the excess cost of acquired inventory, expenses for legal settlements and loss contingencies and other non-recurring items, was a record $36.2 million in the third quarter, a margin of 26.5%. This compares to adjusted EBITDA of $35.9 million, a margin of 29.1%, in the third quarter of the prior year.

Finance expenses in the third quarter were $0.1 million compared to finance income of $1.0 million during the same period in the prior year.  The change was primarily due to a lower net gain related to currency derivative instruments, which offset a portion of the unfavorable exchange rate fluctuations.

The Company reported net income attributable to controlling interest for the third quarter of 2015 of $19.8 million compared to $26.5 million in the same quarter in the prior year. Diluted net income per share for the third quarter was $0.56 on 35.5 million shares compared to $0.75 per diluted share on 35.3 million shares in the prior year's third quarter.  On an adjusted basis, net income in the third quarter was $24.4 million, or $0.69 per diluted share compared to $27.0 million, or $0.76 per diluted share in the same quarter of the prior year.

The Company's balance sheet as of September 30, 2015 included cash and cash equivalents and short-term bank deposits of $52.6 million, an increase of $14.9 million relative to previous quarter.

The Company is ramping up its U.S. manufacturing facility in Richmond Hill, Georgia. Its first U.S line is operating at a higher pace and its second U.S. line has entered commissioning stage. Both lines enable the Company to better serve the U.S. market and support the Company's ongoing growth.

Guidance Revised

The Company has tightened its range of expected revenue for 2015 to a range of $497-502 million and its expected range of adjusted EBITDA for the full year to $125-128 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, November 4, 2015, at 8:30 a.m. ET to discuss the results of the third quarter ended September 30, 2015, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-466-4462 or +1-719-457-2085 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 3560493.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 3560493. The replay will be available beginning at 11:30 a.m. ET on November 4, 2015 and will last through 11:59 PM ET November 18, 2015.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$52,594	$54,327
Trade receivables, net	61,161	56,217
Other accounts receivable and prepaid expenses	28,646	22,729
Inventories	94,290	80,212

Total current assets	236,691	213,485

LONG-TERM ASSETS:
Severance pay fund	3,557	3,744
Other receivables long-term	9,336	759

Total long-term assets	12,893	4,503

PROPERTY, PLANT AND EQUIPMENT, NET	219,034	172,993

OTHER ASSETS	7,651	10,059

GOODWILL	35,235	37,960

Total assets	$511,504	$439,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$6,770	$-
Short-term loans from related parties	2,521	2,748
Trade payables	52,061	59,430
Account payables to related parties	810	1,227
Accrued expenses and other liabilities	28,725	25,774

Total current liabilities	90,887	89,179

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,535	8,993
Legal settlements and loss contingencies long-term	13,397	-
Accrued severance pay	4,221	4,217
Long-term warranty provision	1,002	1,145
Deferred tax liabilities, net	5,354	4,935
Share-based payment	592	805

Total long-term liabilities	33,101	20,095

REDEEMABLE NON-CONTROLLING INTEREST	8,479	8,715

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	369	369
Additional paid-in capital	141,183	139,964
Accumulated other comprehensive loss	(2,783)	(534)
Retained earnings	240,268	181,212

Total equity	379,037	321,011

Total liabilities and equity	$511,504	$439,000

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$136,816	$123,284	$372,154	$333,762
Cost of revenues	82,729	69,358	220,147	193,027

Gross profit	54,087	53,926	152,007	140,735

Operating expenses:
Research and development	630	616	2,059	1,929
Marketing and selling	14,116	13,540	44,474	41,107
General and administrative	9,904	8,542	27,012	25,647
Legal settlements and loss contingencies, net	4,719	-	4,719	-

Total operating expenses	29,369	22,698	78,264	68,683

Operating income	24,718	31,228	73,743	72,052
Finance expenses, net	106	(1,029)	2,397	1,956

Income before taxes on income	24,612	32,257	71,346	70,096
Taxes on income	4,193	4,838	11,280	10,428

Net income	$20,419	$27,419	$60,066	$59,668

Net income attributable to non-controlling interest	(613)	(874)	(1,010)	(1,647)
Net income attributable to controlling interest	$19,806	$26,545	$59,056	$58,021
Basic net income per ordinary share	$0.56	$0.76	$1.68	$1.66
Diluted net income per ordinary share	$0.56	$0.75	$1.67	$1.64
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,294,755	34,999,925	35,238,001	34,875,423
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,464,130	35,333,542	35,468,422	35,379,125

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Nine months ended September 30,
U.S. dollars in thousands	2015	2014

Cash flows from operating activities:

Net income	$60,066	$59,668
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,628	12,740
Share-based compensation expense	608	1,942
Accrued severance pay, net	191	67
Changes in deferred tax, net	(2,116)	(2,400)
Capital gains	-	-
Legal settlements and loss contingencies, net	4,719	-
Increase in trade receivables	(4,944)	(15,097)
Increase in other accounts receivable and prepaid expenses	(2,288)	(5,004)
Increase in inventories	(14,078)	(17,839)
Decrease in trade payables	(9,484)	(2,163)
Decrease in warranty provision	(506)	(503)
Increase in accrued expenses and other liabilities including related parties	3,637	1,638

Net cash provided by operating activities	51,433	33,049

Cash flows from investing activities:

Settlement of contingent liability in connection with Prema Asia acquisition	-	(150)
Purchase of property, plant and equipment	(57,542)	(42,429)
Decrease in long term deposits	131	788

Net cash used in investing activities (*)	(57,411)	(41,791)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	6,770	(4,068)
Repayment of a financing leaseback related to Bar-Lev transaction	(819)	(899)

Net cash provided by (used in) financing activities	5,951	(4,967)

Effect of exchange rate differences on cash and cash equivalents	(1,706)	(792)

Decrease in cash and cash equivalents and short-term bank deposits	(1,733)	(14,501)
Cash and cash equivalents and short-term bank deposits at beginning of the period	54,327	92,248

Cash and cash equivalents and short-term bank deposits at end of the period	$52,594	$77,747

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	2,115	5,252

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$20,419	$27,419	$60,066	$59,668
Finance expenses, net	106	(1,029)	2,397	1,956
Taxes on income	4,193	4,838	11,280	10,428
Depreciation and amortization	6,030	4,196	15,628	12,740
Legal settlements and loss contingencies (a)	4,719	-	4,719	-
Excess cost of acquired inventory (b)	-	123	-	231
Share-based compensation expense (c)	745	524	1,146	1,942
Follow-on offering expenses (d)	-	-	-	657
Provision for employees fringe benefits (e)	-	-	-	939
Settlement with the tax authorities (f)	-	(134)		(134)
Adjusted EBITDA (Non-GAAP)	$36,212	$35,937	$95,236	$88,427

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from
Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(c)	Share-based compensation includes expenses related to stock options granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.
(d)	Consists of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$19,806	$26,545	$59,056	$58,021
Legal settlements and loss contingencies (a)	4,719	-	4,719	-
Excess cost of acquired inventory (b)	-	123	-	231
Share-based compensation expense (c)	745	524	1,146	1,942
Follow-on offering expenses (d)	-	-	-	657
Provision for employees fringe benefits (e)	-	-	-	939
Settlement with the tax authorities (f)	-	(134)	-	(134)
Tax adjustment (g)	-	-	-	342
Total adjustments	5,464	513	5,865	3,977
Less tax on non-tax adjustments (h)	866	90	927	523
Total adjustments after tax	4,598	423	4,938	3,454

Adjusted net income attributable to controlling interest (Non-GAAP)	$24,404	$26,968	$63,994	$61,475
Adjusted diluted EPS (i)	$0.69	$0.76	$1.80	$1.74

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(c)
Share-based compensation includes expenses related to stock options granted to employees of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Consists of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007.
(g)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(h)	Tax adjustments for the three and nine months ended September 30, 2015 and 2014 were based on the effective tax rates for these periods, respectively.
(i)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2015	2014	2015	2014

USA	$61,685	$50,463	$166,792	$135,984
Australia	29,258	30,791	79,603	79,554
Canada	19,804	16,937	52,860	44,056
Israel	10,632	11,228	30,054	32,411
Europe	7,067	6,151	18,469	18,129
Rest of World	8,371	7,714	24,376	23,628
	$136,816	$123,284	$372,154	$333,762